Carl Grant

Sun Kissed Industries, Inc

August 14, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Sun Kissed Industries, Inc. f/k/a DNA Dynamics, Inc.

Amendment No. 6 to

Form 1-A

Filed August 26, 2019

File No. 024-10991

Ladies and Gentlemen:

On behalf of our Company, Sun Kissed Industries, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 7 to the Offering Statement on Form 1-A (“Amendment No. 7”) relating to the issuance by the Company of up to 600,000,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 30, 2019 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on August 26, 2019.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amended Form 1-A Filed August 26, 2019

Exhibits

1.	Please file your bylaws as an exhibit to your filing.

We have included the Bylaws of the Company under Exhibit 2.18

Carl Grant

Sun Kissed Industries, Inc

General

2.	We note your response to our prior comment 1. Please revise the statement that investors “will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of Nevada” to be consistent with your exclusive forum provision, which addresses both state and federal laws and jurisdictions. Also reconcile your statement on page 13 that “[y]our subscription agreement will provide that the state court of Nevada and the federal district court for the District of Nevada shall have concurrent jurisdiction over any action arising under the Securities Act” with the other statement on page 13 that for claims that “are brought under the Securities Act of 1933, [y]our provision requires that a claim be brought in federal court” and the statement in your subscription agreement that “the federal district courts of the United States of America in the state of Nevada shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.”

We have clarified both in the risk factor and the subscription agreement that the exclusive forum shall be the Federal courts in the state of Nevada.

3.	We also note your revised disclosure that you believe that the exclusive forum provision in your subscription agreement would require an action brought under the Exchange Act to be brought in federal court. This should be clearly reflected in your subscription agreement. For example, if the exclusive forum provision in your subscription agreement does not apply to actions arising under the Exchange Act, please revise the exclusive forum provision in the subscription agreement to state this clearly.

We have amended the forum selection provision in the subscription agreement.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Carl Grant
Carl Grant, CEO
DNA Dynamics, Inc.

cc:	William R. Eilers, Esq.

Carl Grant

Sun Kissed Industries, Inc

to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance Office of Transportation and Leisure

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